AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON DECEMBER 11, 2006

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                              (Amendment No. 1)*

                            Community West Bancshares
                            -------------------------
                                (Name of Issuer)

                           Common Stock - No Par Value
                           ---------------------------
                         (Title of Class of Securities)

                                   204157-10-1
                                   -----------
                                 (CUSIP Number)

                                 Allen H. Blake
              600 James S. McDonnell Boulevard. Hazelwood, MO 63042
                                 (314) 592-5000
                                 --------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                December 6, 2006
                                ----------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13d-1(e), 240.13d-1(f), or 240.13d-1(g), check the following box ( ).

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.  204157-10-1

1.   NAME OF REPORTING PERSONS

          Investors of America, Limited Partnership
          IRS Identification No. of above

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                   (a) -(X)-

                                                                   (b) -( )-

3.   SEC USE ONLY

4.   SOURCE OF FUNDS (See Instructions)

     OO -Investment Funds of Reporting Limited Partnership

5.   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
         2(d) or 2(e)                                    -( )-

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

         Nevada

                                                 7   SOLE VOTING POWER
NUMBER OF SHARES                                           568,696
BENEFICIALLY OWNED
BY EACH REPORTING                                8.  SHARED VOTING POWER
PERSON WITH                                                   0

                                                 9.  SOLE DISPOSITIVE POWER
                                                           568,696

                                                 10. SHARED DISPOSITIVE POWER
                                                              0

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          568,696

12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ( )

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          9.8%

14.  TYPE OF REPORTING PERSON (See Instructions)
          PN

CUSIP NO.  204157-10-1

1.   NAME OF REPORTING PERSONS

          First Banks, Inc.
          IRS Identification No. of above

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                   (a) -(X)-

                                                                   (b) -( )-

3.   SEC USE ONLY


4.   SOURCE OF FUNDS (See Instructions)

     WC

5.   CHECK  IF  DISCLOSURE  OF  LEGAL  PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
          2(d) or 2(e)                                        -( )-

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

          Missouri

                                                 7.  SOLE VOTING POWER
NUMBER OF SHARES                                          657,976
BENEFICIALLY OWNED
BY EACH REPORTING                                8.  SHARED VOTING POWER
PERSON WITH                                                  0

                                                 9.  SOLE DISPOSITIVE POWER
                                                          657,976

                                                 10. SHARED DISPOSITIVE POWER
                                                             0

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          657,976

12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ( )

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          11.3%

14.  TYPE OF REPORTING PERSON (See Instructions)
          HC / CO

Item 1. Security and Issuer

The statement of Schedule 13D filed by the reporting persons on July 20, 2006 to report ownership of shares of the Common Stock, no par value (the "Common Stock"), issued by Community West Bancshares ("Community") with principal executive offices located at 445 Pine Avenue, Goleta, California 93117, is hereby amended. Except as specifically set forth herein, the Schedule 13D remains unmodified.

Item 2. Identity and Background

There are no changes with respect to this Item.

Item 3. Source and Amount of Funds or Other Consideration

See Item 4 of the cover  sheets  and  Exhibit  5(c),  attached  hereto,  of this
Schedule 13D.

Item 4. Purpose of Transaction

There are no changes with respect to this Item.

Item 5. Interest in Securities of the Issuer

(a) The aggregate percentage of shares of Common Stock reported owned by Investors and First Banks is based upon 5,800,538 shares outstanding as reported in Community's Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission on November 14, 2006. As of the close of business on December 6, 2006, Investors beneficially owned 568,696, or approximately 9.8% of such number of shares of Common Stock, and First Banks owned 657,976 shares, or approximately 11.3%.

(b) Investors has the sole power to vote and dispose of all shares attributable to it, and First Banks has the sole power to vote and dispose of all shares attributable to it.

(c) Investors has not effected any purchases of Common Stock during the past 60 days. All transactions in the shares of Common Stock effected by First Banks during the past 60 days are described in Exhibit 5(c) attached hereto, which is incorporated herein by reference. All such shares were purchased through a broker/dealer.

(d-e) Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

There are no changes with respect to this Item.

Item 7.  Material to Be Filed as Exhibits

Exhibit  5(c)-Transactions in the Common Stock effected during the past 60 days.

After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.


                                   INVESTORS OF AMERICA, LIMITED PARTNERSHIP


                                   By: /s/ James F. Dierberg
                                      ------------------------------------------
                                           James F. Dierberg
                                           President of First Securities
                                           America, Inc., General Partner

                                   FIRST BANKS, INC.


                                   By: /s/ Allen H. Blake
                                      ------------------------------------------
                                           Allen H. Blake
                                           President and Chief Executive Officer


Date: December 11, 2006

                                  EXHIBIT INDEX

Exhibit No.                                                          Page No.
-----------                                                          --------

Exhibit 5(c)                                                            7

                                  Exhibit 5(c)


                   (Transactions Effected Within Past 60 Days)

Identity of Purchaser    Date of Purchase    Number of Shares    Price Per Share
---------------------    ----------------    ----------------    ---------------

First Banks, Inc.         October 6, 2006          5,000              $15.55
                          November 3, 2006         8,000              $15.75
                          December 6, 2006         8,000              $15.80


Investors of America,            N/A               None                 N/A
Limited Partnership


All such shares were purchased through a broker/dealer.